Exhibit 21

SUBSIDIARIES OF L.B. FOSTER COMPANY

(as of December 31, 2013)

Name of Corporation	Jurisdiction of Incorporation
Coal Train Holdings, Inc.	Delaware
CXT Incorporated	Delaware
L.B. Foster Rail Technologies, Corp.	British Columbia, Canada
L.B. Foster Kelsan Technologies (Europe) Unlimited	United Kingdom
Portec Rail Nova Scotia Company	Nova Scotia, Canada
L.B. Foster Rail Technologies, Inc.	West Virginia
L.B. Foster Rail Technologies (UK) Limited	United Kingdom
L.B. Foster Rail Technologies Canada Ltd.	Quebec, Canada
Salient Systems, Inc.	Ohio
Coronet Rail Limited	United Kingdom
L.B. Foster Ball Winch, Inc.	Texas